Filed by Inuvo, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Vertro, Inc.
Commission File No.: 000-30428

The following is an investor presentation given by Inuvo, Inc. on December 1, 2011.

This Presentation Can be Viewed in Real Time at:
www.inuvo.com/richardhowe

Forward-looking
Statements
Certain statements in this presentation relating to Inuvo®, Inc. (“Inuvo”) or Vertro, Inc (“Vertro”) contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section
21E of the Securities Exchange Act of 1934. All forward-looking statements included in this presentation are based on information available to Vertro and  Inuvo as of the date hereof and Vertro and Inuvo assume no obligation to update any forward-looking statements.  These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including, without limitation, statements made with respect to expectations with respect to the strategy, markets, synergies, costs, efficiencies, and other anticipated financial impacts of the proposed transaction; the combined company’s plans, objectives, expectations, and intentions with respect to future operations; approval of the proposed transaction by stockholders of Inuvo and Vertro; the satisfaction of closing conditions to the proposed transaction and the timing of the proposed transaction. All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Inuvo and Vertro and are difficult to predict.
Examples of such risks and uncertainties include, but are not limited to, the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure to satisfy other closing conditions, and the possibility of adverse publicity or litigation, including an adverse outcome thereof and the costs and expenses associated therewith. Additional key risks are described in the filings made by each of Inuvo and Vertro filed with the U.S. Securities and
Exchange Commission, including their respective Form 10-Ks for the year ended December 31, 2010, and
Form 10-Qs for quarters ended March 31, 2011 and June 30, 2011.

Connecting Advertisers,
Publishers & Consumers
Inuvo, Inc. inuvo.com (NYSE Amex: INUV)
143 VARICK STREET • NEW YORK, NY • 10013
15550 LIGHTWAVE DRIVE • CLEARWATER, FL• 33760
Combined Revenue Run Rate: $58M Q3 annualized
• INUV: Public Internet marketing
 technology & services company.
• Addressing online markets $34B
 in size growing at 15% CAGR.
• Recently announced Vertro
 acquisition.
• 100% stock deal with 1.546
 shares per Vertro exchange
• Q3 annualized, combined
 revenue run rate of $58 million
• $2.4 million in annual operating
 synergies as a result of merger.
• Merger closed late Q4 or early
 Q1 2012.
Headlines:

A Network of Third
Party Websites
Browser based
Consumer Applications
Advertiser
Relationships
Shopping
4
Local
Daily Deals
The Inuvo Platform
(Ad Server)
Merged Company has 3 Businesses
» Connecting advertisers, publishers, consumers

Consumer Applications
» Product/Coupon/Deal alerts for consumers

Consumer Applications
» Product/Coupon/Deal alerts for consumers

Consumer Applications
» Custom toolbars with embedded applications

8
Consumer Applications
» Favorite Apps are easily added to the AppBar

Serving Ads into Over 25,000 Pages
» Income from clicks and product sales commissions

Advertisers
Ads/
Offers
Traffic/
Leads
1000Dail
y
Deals
1900 CashBack
Merchants
>100,000 Ads
>15M / Month
Clicks

Serving Ads to O/O Properties
» Daily Deals & Product Shopping with CashBack

Advertisers
O/O Websites
Ads/
Offers
Traffic/
Leads
1000Dail
y
Deals
1900 CashBack
Merchants
>100,000 Ads
>3.5M /Month
Unique Visitors

Inuvo O/O Web Properties
» O/O properties increase share of ad revenue
BargainMatch™, Yellowise™ and
Kowabunga® are our web properties.
By owning various web properties,
Inuvo has more flexibility to control
traffic and optimize advertising
revenue across PPC and cost-per-
action (CPA).
Inuvo also has the opportunity to
experiment with technology designed
to increase return-on-investment for
all constituents.
Yellowise.com, BargainMatch.com
and Kowabunga.com get their Ad’s
from the Inuvo Platform.

Combined Revenue ($MM)
Adjusted EBITDA ($MM)
Disclosures from the S4
» Refer to the S4 for explanations
2011 Q3 Annualized
Inuvo 2012 from S4
12
• 2012 Revenue and EBITDA as represented in the S4, 2011 Q3 annualized EBITDA excludes merger closing costs
• Refer to the actual filing for explanations
Vertro 2012 from S4

Investor Summary
• Growing markets
 • Search, Affiliate, Local Deals and Consumer Applications forecasted @ 15% CAGR.
• Exciting growth potential
 • Vertro acquisition provides scale and distribution for Inuvo consumer products.
 • New Apps designed to create more revenue per user:
 • Operational savings of approximately $2.4 million annually
 • Inuvo / Vertro combined trading below peer group averages.
• Company focused on expansion
 • Larger company positioned to accelerate innovative opportunities
 • Concentration on core ad platform
 • Risk associated with poorer performing assets removed
 • Making technology investments in new online markets

Certain statements in this presentation relating to Inuvo®, Inc. (“Inuvo”) or Vertro, Inc (“Vertro”) contain forward-looking statements within the meaning of Section 27A of the
Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Undue reliance should not be placed on these forward looking statements.

How to Contact Us

Investor Relations
Alliance Advisors
Alan Sheinwald, President
(914) 669-0222
asheinwald@allianceadvisors.net

Inuvo, Inc.
15550 Lightwave Drive
Clearwater, FL 33760
http://www.inuvo.com
Richard Howe, CEO & President
(727) 324-0046
richard.howe@inuvo.com
Vertro, Inc.
143 Varick Street
New York, NY 10013
http://www.vertro.com
Peter Corrao, CEO & President
(212) 231-2000
peter.corrao@vertro.com

• The completion of the merger is conditioned upon, among other conditions, registration of the shares issued to Vertro stockholders on a Registration Statement on Form S-4, approval from stockholders of Vertro and Inuvo, approval of NYSE Amex and other customary closing conditions. As a result, the merger may not be consummated. The two companies’ respective stockholders are expected to vote on the merger agreement and the merger, among other things, at stockholder meetings expected to be held in the fourth quarter of 2011 or the first quarter of 2012. Assuming approval of the transaction by the respective stockholders, and the satisfaction of all closing conditions, it is expect that the transaction will close immediately following the stockholder meetings.
• America’s Growth Capital has served as financial advisor to Vertro, and Craig-Hallum
 Capital Group, LLC has served as financial advisor to Inuvo.

Transaction Notes

Important Information for
Investors and Stockholders
 This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  The proposed merger transaction between Inuvo and Vertro will be submitted to the respective stockholders of Vertro and Inuvo for their consideration.  Inuvo has filed with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 that includes a joint proxy statement of Inuvo and Vertro and also constitutes a prospectus of Inuvo. Inuvo and Vertro will mail the joint proxy statement/prospectus to their respective stockholders. Inuvo and Vertro also plan to file other documents with the SEC regarding the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF VERTRO AND INUVO
 ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER
 RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR
 ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT
 INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and stockholders may obtain free copies of the joint proxy statement/prospectus and other documents containing important information about Inuvo and Vertro through the website maintained by the SEC at www.sec.gov.
 Inuvo and Vertro make available free of charge at www.inuvo,com and www.vertro.com, respectively (in the “Investors - Filings” and “Financial Information - SEC Filings” sections, respectively), copies of materials they file with, or furnish to, the SEC, or investors and stockholders may contact INUVO at (727) 324-0211 or Vertro at (646) 253-0606 to receive copies of such documents.

 Inuvo, Vertro, and certain of their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Vertro and Inuvo in connection with the proposed transaction.  Information about the directors and executive officers of
 Inuvo is set forth in its proxy statement for its 2011 annual meeting of stockholders, which was filed with the SEC on May 2, 2011.  Information about the directors and executive officers of Vertro is set forth in its proxy statement for its 2011 annual meeting of stockholders, which was filed with the SEC on April 29, 2011.  These documents can be obtained free of charge from the sources indicated above.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Participants in the
Merger Solicitation